Exhibit 99.5
NICE Solutions Improve Performance at U.S. Customs and
Border Protection’s Air and Marine Operations Center

NICE solutions contribute to the homeland security mission of a primary aviation-
oriented law enforcement operations/coordination center in the United States

RA’ANANA, ISRAEL, March 28, 2012 NICE (NASDAQ: NICE) today announced that the Air and Marine Operations Center (AMOC), the operational and domain awareness center for the U.S. Customs and Border Protection’s Office of Air and Marine (OAM), has implemented NICE solutions to record and manage mission-critical voice communications used for investigations and debriefing.

As one of the world’s largest aviation law enforcement organizations, the OAM’s mission is to protect citizens and critical infrastructure by detecting, interdicting and preventing acts of terrorism and the unlawful movement of people, illegal drugs and contraband across U.S. borders. The AMOC supports this mission by monitoring over 250 different radar sources and tracking tens of thousands of air and marine movements daily. The AMOC relays surveillance information regarding potential threats to local law enforcement or other authorities who then intercept and investigate. Since mid-2011, AMOC has been using NICE solutions, including NiceLog and NICE Inform, to record, preserve and manage critical communications from the tactical operations hub of the AMOC to local law enforcement and other agencies throughout the United States. The recordings are used to gather historical data, and for post event analysis to increase AMOC’s readiness during similar events.

“We are pleased that our mission-critical systems, which are designed to address the security, safety and operational risks of the largest law enforcement facilities, are now being implemented by the U.S. Customs and Border Protection’s Air and Marine Operations Center,” said Eric Hines, Vice President, Security at NICE. “The capabilities of recording and investigating provide true value for organizations that need to analyze and assess incidents for learning, planning and future prevention.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The solution enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About the Air and Marine Operations Center (AMOC)
The Air and Marine Operations Center (AMOC) on the March Air Reserve Base in Riverside, California is an operational and domain awareness center within the U.S. Customs and Border Protection (CBP) Office of Air and Marine. The mission of the Office of Air and Marine (OAM) is to protect the American people and Nation’s critical infrastructure through the coordinated use of integrated air and marine forces to detect, interdict and prevent acts of terrorism and the unlawful movement of people, illegal drugs and other contraband toward or across the borders of the United States. As a national law enforcement entity, AMOC plays an integral role in this mission. Tasked and directed by the National Strategy for Aviation Security (National Security Policy Directive 47), the AMOC has become a primary aviation-oriented law enforcement operations/coordination center in the United States. Through highly qualified and experienced personnel, advanced technology and numerous domestic and foreign partnerships, the AMOC is able to address the global threat of terrorism on multiple levels. www.cbp.gov/xp/cgov/border_security/air_marine/

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners. For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Hines, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.